UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9577 / April 23, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15853

In the Matter of **THE REGISTRATION STATEMENT OF COMP SERVICES, INC.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

      A.   On December 20, 2011, Comp Services, Inc. ("Comp Services" or "Respondent") filed a registration statement in connection with an initial public offering of 739,000 shares of common stock. The registration statement was amended seven times, most recently April 30, 2012. The registration statement as amended was declared effective on May 4, 2012. On October 17, 2013, November 27, 2013, and December 18, 2013, Comp Services filed a post-effective amendment to the registration statement. The registration statement as most recently amended has not become effective.

      B.   The Commission now deems it appropriate and in the public interest that proceedings pursuant to Section 8(d) of the Securities Act be, and they hereby are, instituted to determine whether a stop order should issue suspending the effectiveness of Comp Services' registration statement.

II.

      In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that

1.   On December 20, 2011, Comp Services filed a Form S-1 registration statement in connection with an initial public offering of 739,000 shares of common stock (the "Registration Statement"). The Registration Statement was amended on January 27, 2012, February 22, 2012, March 14, 2012, April 9, 2012, April 23, 2012, April 26, 2012, and April 30, 2012. The registration statement as amended was declared effective on May 4, 2012. On October 17, 2013, November 27, 2013, and December 18, 2013, Comp Services filed a post-effective amendment to the Registration Statement. The Registration Statement as most recently amended has not become effective.

2.   The Comp Services Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements therein not misleading. Among other things, the Registration Statement fails to disclose the identity of a control person and promoter of Comp Services. Additionally, the Registration Statement falsely states that Comp Services earned revenue for providing computer services, even though Comp Services has never earned any revenue.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the registration statement, as agreed to in Comp Services' Offer.

Accordingly, it is hereby ORDERED pursuant to Section 8(d) of the Securities Act that the effectiveness of the registration statement filed by Comp Services be, and hereby is, suspended.

By the Commission.

Jill M. Peterson
Assistant Secretary

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